Filed by Athena Consumer Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Athena Consumer Acquisition Corp.

Commission File No. 001-40921

Date: July 29, 2022

Isabelle Friedheim, Chairman of Athena Consumer Acquisition Corp., had an interview with Bloomberg TV on July 28, 2022.

00:00

I just want to get some idea of what the market is like right now. What was it like to get this kind of deal done? We see a lot of volatility there recession fears. What was it like?

00:11

Yes, we are now in a de-risking movement that we’ve seen over the last few months due to a range of factors including inflation, Ukraine, interest rates, the Fed’s responsiveness and related uncertainty. So as a result, the IPO’s and SPAC combinations’ performance is down and they have underperformed in an overall down market. So that’s because many of those companies in almost all cases are higher risk return type of investment propositions. So to date, IPOs are down, SPACs are down, SPAC IPOs are down almost 80 percent, and overall the market is significantly down more than 12 percent. So we have seen SPAC combinations slowed down to a trickle because the bar has been raised measurably and as a result new issuances of SPAC IPOs are virtually nonexistent. So you’re right that the market is incredibly challenging but that is why we’re so excited about e.GO. Clearly e.GO is a company that meets that bar and I’m happy to go into greater details about that. But it is a differentiated value proposition for customers, differentiated business model.

01:28

And we’ll get to that. Yes. Isabelle, we’ll get to that in just a moment. Just sticking with the sort of overall environment for SPACs. Good afternoon to you from London. The regulatory scrutiny - is that also something that is weighing on the sector?

01:40

The regulatory - well there’s no clarity right now so what’s weighing is the uncertainty. Simply uncertainty.

01:45

What about the way we go about doing SPACs. So there used to be an equity pipe for SPACs, you guys for this one only have debt instead. Does that signal anything for you from the market?

02:05

Well you know. There are a range of different products that are being used now for SPACs and we at Athena has been at the forefront of the innovation and of structured products and structuring attractive products that tick both the boxes of bringing the company cash and ticks the box of the risk reward that investors are looking for.

02:35

Isabelle, we’ve been talking a lot about EVs during this program. Why is e.GO bringing…why is it special? Why have you decided to get involved with e.GO? I mean there are plenty of big companies now throwing their scale and their buying power essentially in some pretty stretched markets at the electric vehicle space. So why do you want to get in with one of these smaller companies?

02:55

So, e.GO is an electric vehicle manufacturer based in Germany. High quality cars. German built, German engineered, urban electric vehicles. Yet one of the lowest costs retail prices in the Western Hemisphere for a fully electric vehicle under twenty five thousand euros. So this is a company that has a factory. It has, its building cars. It’s selling the cars with over a thousand cars on the road and millions of millions of miles driven. And it’s also a technology company. So I liken the car to a smartphone on wheels. You can plug it in the wall using a regular outlet. And on the manufacturing side they have re-engineered a model that is built with micro factories, which you are going to hear a lot more about. They went smaller instead of going bigger. So in contrast to other OEMs that are building now giga factories like Tesla and others, the smaller sized factory is a model that allows for adaptable production, a quick factory build and a smaller number of units required to break even and a lot of appeal or for smaller countries. And this is a company that...

04:05

Those smaller facilities then - does that allow the business to stay ahead of that supply chain challenges. So for example, issues with getting energy. I’m thinking if you’re in Germany or Italy, you’re pretty concerned about gas supply right now.

4:20

Absolutely. And this is, this is purposeful. So the company has had the benefit of watching all of the successes and failures of other electric vehicle manufacturers that were launched years before it. So that’s had an incredibly positive impact on what e.GO can deliver to customers and to investors. And I can give you examples of what specifically to customers that it drives like a race car with the battery storage at the bottom between the wheels which gives it a better center of gravity. And in related traction, so it drives like a race car. For investors, for example, the base of the car is expandable, therefore it will not require significant additional CapEx for future models. The micro factory themselves, the smaller sized factories, are incredibly CapEx efficient because they are sized properly for the production of the markets that they serve in and the company is run by a top notch German engineering team.

5:20

So just to go macro for a second and to follow on Anna’s point. If the gas to Germany was shut off altogether from Russia, could this company still do their thing?

05:34

I don’t know to what extent they use gas, but what I can tell you is that they have observed other businesses and what works and what doesn’t and they’ve built their entire business model accordingly.

05:45

So then, let me attack it from another point of view. If they can still keep the lights on and do the stuff and they can then they can see what other companies are doing - what are they doing in terms of securing the metal supply like a lithium or a cobalt? We interviewed the Ford CFO and we talked to him about their deal to secure six thousand, you know, tons of lithium. How do you compete with that when they’re already going to be on a smaller scale?

6:04

Again, a smaller size factory allows them to run the factory even with limited supplies. The company also uses a material, the same kind of material that airplanes were built with. So an aluminum body that is completely different than what other car manufacturers use for cars. It’s more resistant. It’s scratch proof. You can replace the body easily and the company also has the ability to 3D print some missing elements, like a dashboard for example.

06:37

Isabelle, why does this business want to use the SPAC route to market and not other more conventional routes I suppose?

06:44

So e.GO going public. It will be listed on the New York Stock Exchange concurrently with this transaction. We, as you referred to earlier, we have been able to bring to the company capital structures that are attractive. So, we’ve put in place an ELOC, a $150 million facility. We also have our own $230 million SPAC for which we believe we are offering a compelling investment proposition to our shareholders for all of the reasons that we just discussed. But additionally we priced this deal in this market. We didn’t price this deal in yesterday’s market. Right. And we have, as I mentioned, a very sophisticated capital markets team at the forefront of innovation for structured products. And I think all that had appeal to e.GO. And you know everyone, everyone’s getting a great deal here because they partnered with a U.S. SPAC and the U.S. for them is relevant for the sector. And we got access to what we think is the most attractive…

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Athena Consumer Acquisition Corp. (“Athena”) and Next.e.GO Mobile SE (“e.GO”), Next.e.GO B.V., a wholly-owned subsidiary of e.GO (“TopCo”) intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Athena will mail the definitive proxy statement/final prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvi) those factors discussed below under the heading “Risk Factors” and in the documents filed, or to be filed, by Athena and Topco with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the proceeds from the contemplated Business Combination and other external financing to continue its operations; significant challenges as a relatively new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; e.GO’s minimal experience in servicing and repairing vehicles; product recalls; failure of joint-venture partners to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; and e.GO’s ability to protect its intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this communication. e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.